Exhibit 99.2

EMERGING GROWTH CONFERENCE 18 FEBRUARY 2025 S teven Lydeamore - CEO NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “ intends,” “ plans,” “ believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, c i rcumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. FY 2025 results in this presentation are subject to audit review. 2 SAFE HARBOR STATEMENT

REVENUE GENERATING WITH STRONG PIPELINE

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

30 October 2024	18 February 2025
September 2024 **Quarterly** revenue of **A$1.5 million**, up 13% (unaudited) September 2024 **Quarterly** North American revenue of **A$0.5 million**, up 48%	December 2024 **Quarterly** revenue of **A$2.5 million**, up 70% on prior quarter, up 249% on prior comparative period (pcp) December 2024 **Quarterly** North American revenue of **A$0.7 million**, up 43% on prior quarter December 2024 **Half Yearly** revenue of **A$4.0 million**, up 70% on pcp December 2024 **Half Yearly** North American revenue of **A$1.1 million**, up 130% on pcp
Travelan® (IMM-124E) Phase 2 top line results released	Clinical study report submitted to FDA in **January 2025**
Travelan® Uniformed Health Services University clinical trial reaches **85%** recruitment of 866 patients	Travelan® Uniformed Health Services University clinical trial reaches **100%** recruitment of 866 patients; 20 participants awaiting deployment before dosing **July 2025** anticipated top line results
Positive feedback from the FDA to IMM-529 pre-IND filing Updated peak USA revenue estimate for IMM-529 to US$400 million	Planning IMM-529 FDA IND submission in **1H2025** Planning IMM-529 Phase 2 initiation in **2H 2025**
	New project (IMM-986) initiation of pre-clinical research collaboration with Monash University targeting Vancomycin Resistant Enterococci (VRE) **July 2025** anticipated initial results

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CONTINUED STRONG SALES GROWTH o Global sales increased by 172% in the 2024 fiscal year to a record A$4.9 million compared to A$1.8 million in FY23 o Half Yearly sales record in Dec 24 A$4.0 million, up 70% pcp o Australia o FY24: a record A$3.75 million; up 223% o Half Yearly sales in December 2024 of A$2.9 million; up 54% o USA o FY24: a record A$1.08 million; up 67% o Half Yearly sales in December of A$0.73 million o Canada o FY24: A$0.08 million o Half Yearly sales in December of A$0.38 million 4

EXPANSION OF TRAVELAN® DISTRIBUTION 5

CONSUMER MARKETING ACTIVITY DRIVING TRAVELAN® SALES GROWTH We continue to drive awareness, consideration and engagement o Ranging across major retailers (Australia, Canada) o In - store positioning and promotion o Retailer catalogues o Search and social media marketing o Social competitions o User generated content o Influencer program o HCP user generated activity o Amazon Prime sales promotions o Amazon sponsored brand ads 6

STRONG PIPELINE WITH NEAR TERM MILESTONES 7 7 7

WORLD FIRST TRIPLE MECHANISM OF ACTION FOR CDI IMM - 529: pre - IND filed with FDA July 2024; successful pre - IND meeting IMM - 529 will be indicated for the treatment of recurrent C. difficile infection Indication / Target Population • Novel antibody - containing therapeutic which neutralizes C. difficile but does not impact the microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential for use in combination with standard of care (e.g. vancomycin, fidaxomicin) • Targets many isolates Product Description / Mechanism of Action • Oral administration, 3 x daily • Trial to test treatment course on top of standard of care (vancomycin, fidaxomicin) Dosage and ROA 1. Prevention of primary disease (80% P =0.0052) 2. Protection of disease recurrence (67%, P <0.01) and 3. Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Efficacy • To be evaluated in Phase 2 study • Equivalent or better than current standard of care Safety / Tolerability

IMMURON'S CLINICAL PROGRAMS – OPPORTUNITY ASSESSMENT

Lumanity* Opportunity Assessment for IMM-124E

- Immuron's development of **IMM-124E** (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need
- Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea.
- If base case efficacy targets are reached, IMM-124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa).
- Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM-124E is projected at **US$102M**.
- Reaching higher efficacy goals could broaden use.

Lumanity Opportunity Assessment for IMM-529

- Infectious disease experts reacted favorably to the **IMM-529** MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B
- If IMM-529 can achieve a significant reduction in recurrences among patients with CDI, it can reach peak revenues of **~US$400** million in USA
- Based on new information about the overall CDI market and IMM-529's potential to be used earlier in the treatment algorithm (based on approvals for treatment and prevention of recurrence)
- Derived wholly from secondary research, price target increased to Vowst level, as a second mover IMM-529 is projected to reach a 30% share of the advanced treatment market

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E - Travelan®	Traveler's Diarrhea ETEC challenge	Immuron → (through Phase II)			
IMM-529	*Clostridioides difficile* Infection (CDI) & Recurrence	Immuron → (Phase I)			

Immuron

Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our-story/

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NEW PROJECT: IMM - 986 TARGETING VRE 10 In collaboration with Monash University, Immuron is developing IMM - 986 to specifically target Vancomycin - resistant enterococci (VRE) . The objective of this collaboration is to determine whether VRE - specific colostrum results in decolonisation or removal of the resistant bacteria using established in vivo models . Antimicrobial resistance (AMR) poses a significant threat to healthcare systems worldwide . AMR can lead to more severe and harder - to - treat infections in healthcare settings, such as hospitals and nursing homes . These infections often result in longer hospital stays, higher medical costs, and increased mortality rates . In the U . S . , the estimated national cost to treat these infections exceeds $ 4 . 6 billion annually (CDC Antimicrobial Resistance Facts and Stats : https : //www . cdc . gov/antimicrobial - resistance/data - research/facts - stats/index . html ) . VRE are bacteria that are resistant to the antibiotic vancomycin . VRE are opportunistic nosocomial pathogens that have emerged as a major healthcare problem worldwide . The two most clinically significant enterococci, Enterococcus faecalis and Enterococcus faecium, are associated with a range of nosocomial infections in elderly and immunosuppressed patients . VRE complicates outcomes for at - risk patients, increasing their risk of developing subsequent infections and/or transmitting VRE to other patients . VRE colonisation has been associated with an increased risk of bacteremia, infections at other body sites and can also lead, in severe cases, to mortality .

TRAVELAN® PROGRESSES TOWARDS PHASE 3

Travelan® (IMM-124E) Phase 2

- Travelan® IND Approval – **December 2022**
- Study Initiation – **May 2023**
- First cohort recruitment completed – **July 2023**
- Presentations at Military Health System Research Symposium – **August 2023**
- Second cohort recruitment completed – **October 2023**
- Completion of In-patient phase – **October 2023**
- Topline Results – **March 2024**
- Clinical Study Report submitted to FDA **– January 2025**
- Anticipated End of Phase 2 FDA meeting **– 1H 2025**
- Anticipated FDA approval of Phase 3 clinical protocol **– 2H 2025**

US Uniformed Services University Traveller's Diarrhoea Clinical Field Trial

- USU's Infectious Diseases Clinical Research Program (IDCRP) are conducting a randomized clinical trial to evaluate the efficacy of Travelan® against placebo for Traveller's Diarrhoea
- 866 study participants (433 per arm)
- 50% recruitment milestone – **October 2023**
- 90% recruitment milestone – **November 2024**
- Completion of recruitment – **February 2025**
- Anticipated topline results – **July 2025**

IMMURON

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EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 12 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION:

Scientific references

Travelan® (IMM-124E)

Travelan® has been shown to reduce both the incidence and severity of ETEC-induced diarrhea in up to 90% of volunteers	Scandinavian Journal of Gastroenterology, 46:7-8, 862-868, DOI: 10.3109/00365521.2011.574726
Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers' Diarrhea in Active Duty Military Service Assigned Abroad.	Military Health System Research Symposium 14-17 Aug 2023 Abstract 1
Travelan as a broad Spectrum anti-bacterial	Immuron Limited, 29 April, 2011
Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler's diarrhea	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019
Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018
Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017
Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta)	Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product- Travelan, against shigellosis in a non-Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021.
Bioactive Immune Components of Travelan®	Clin Vaccine Immunol 24:e00186-16. https://doi.org/10.1128/CVI.00186-16
Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM-124E) has a non-detrimental effect on gut microbial communities in unchallenged mice	Infect Immun. 2023 Nov; 91(11): e00097-23.
Administration of the Hyper-immune Bovine Colostrum Extract IMM-124E Ameliorates Experimental Murine Colitis	Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785–797, https://doi.org/10.1093/ecco-jcc/jjy213

IMM-529

Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative	Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

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